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November 14, 2024                                Deborah Bielicke Eades
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deades@vedderprice.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549 Attention: Ms. Soo Im-Tang

Re:    Rockefeller Municipal Opportunities Fund (the “Registrant” or the “Fund”) Registration Statement on Form N-2
File Nos. 333-281369; 811-23993

Dear Ms. Im-Tang:

On behalf of the Registrant, we are responding to the staff’s comments dated September 9, 2024, in regard to the Registrant’s initial registration statement on Form N-2 (the “Registration Statement”). For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the initial Registration Statement.

GENERAL

1.Comment: Please complete or update all information that is currently in brackets or missing in the Registration Statement (e.g., financial statements, fee table, information related to the trustees and officers). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant has completed or updated all information that was in brackets or missing in the Registration Statement.

2.Comment: Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: Rockefeller & Co. LLC will provide the initial seed capital.

U.S. Securities and Exchange Commission
November 14, 2024

3.Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: Registrant confirms it has not presented any test the water materials to potential investors.

4.Comment: Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response: The Registrant confirms that it will file a fidelity bond under Form 40-17G, when available.

FACING SHEET

5.Comment: On the facing sheet, please uncheck the box “when declared effective pursuant to section 8(c) of the Securities Act,” as that section relates only to post-effective amendments.

Response: The Registrant has unchecked the referenced box on the facing sheet.

6.Comment: On the facing sheet, please check the box “New Registrant” in your pre-effective amendment(s) as the Fund has been registered for less than 12 calendar months preceding this filing.

Response: The Registrant has checked the referenced box on the facing sheet.

COVER PAGE, pages 1-3

7.Comment: The last sentence of the first paragraph discusses months that repurchase offers are expected to be made. Please cross-reference to those sections in the prospectus that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 of the Guidelines for Form N-2.

Response: The Registrant has made the requested change.

8.Comment: Under the heading, “Investment Strategy,” the Fund states that it “may invest in derivatives and other instruments that have economic characteristics similar to the Fund’s direct investments that are counted toward the 80% investment requirement.” Please explain supplementally whether these derivatives and other instruments are exempt from federal income tax. If not, please explain why it is appropriate to include such instruments in the Fund’s 80% investment policy. If they are exempt from federal income tax, please modify that tax discussion in the Statement of Additional Information to clarify the tax status of these instruments.

Response: The Fund intends to invest in tender option bonds, which are special purpose trusts into which municipal bonds are deposited. Registrant believes it is appropriate to treat such instruments as municipal securities for purposes of its 80% investment policy because it receives the income from such bonds and is subject to market exposure of such bonds.

9.Comment: Under the heading, “Investment Strategy,” the last sentence of the second paragraph in that section states, “The Fund will select investments without regard to the federal alternative minimum tax (“AMT”).” For clarity, please consider rephrasing this to state that the Fund may select investments that may be subject to the federal alternative minimum tax, or a similar statement.

Response: The Registrant has made the requested change.

U.S. Securities and Exchange Commission
November 14, 2024

10.Comment: The first paragraph on page 2 describes that the Fund may invest in “lower rated municipal securities, including high-yield bonds, which are bonds rated below investment grade...” Please specify that these are “junk bonds.”

Response: The Registrant has made the requested change.

11.Comment: Under the heading, “Leverage,” on page 2, please cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Guide 1 of the Guidelines for Form N-2 and Item 1.1.j of Form N-2.

Response: The Registrant has made the requested change.

PROSPECTUS SUMMARY, page 5

12.Comment: On page 5, where appropriate, please briefly explain what it means to be a “non-diversified” fund.

Response: The Registrant has made the requested change.

13.Comment: Under the heading, “Securities Offered,” the disclosure states, “The Fund expects that its first repurchase offer will occur in July 2025.” However, page 1 of the Cover Page references “January 2025.” Please reconcile the dates.

Response: The Registrant has changed the date throughout to April 2025.

INVESTMENT OBJECTIVES AND STRATEGIES, pages 5-6

14.Comment: The seventh paragraph on page 6 describes that the Fund “may use derivative instruments ... to enhance total return.” Please briefly explain in the disclosure how the use of derivatives may cause the Fund to be leveraged.

Response: The Registrant has made the requested change.

USE OF LEVERAGE, pages 7-8

15.Comment: The first paragraph of page 7 states that the Fund could issue preferred shares. Please advise whether you intend to offer preferred shares within 12 months of effectiveness of the Registration Statement. If yes, please include the appropriate strategy, risk and fee table disclosure.

Response: Registrant reserves the right to issue preferred shares at any time, but has no present intention to offer preferred shares within 12 months of the effectiveness of its Registration Statement.

16.Comment: In addition to the disclosure about increased costs of issuing preferred shares, please also disclose the other impact to common shareholders of the use preferred shares, such as reduced voting power, dilutions and potentially lower distributions.

Response: The Registrant has made the requested change.

U.S. Securities and Exchange Commission
November 14, 2024

PRINCIPAL RISKS OF THE FUND, pages 8-21

17.Comment: Under “Repurchase Offer Risk,” on page 13, the disclosure describes that the Fund currently expects to conduct quarterly repurchase offers for 10% of its outstanding Common Shares “under ordinary circumstances.” Please disclose what is meant by “under ordinary circumstances.”

Response: The Registrant has made the requested change.

SUMMARY OF FUND EXPENSES, page 22

Expense and Fee Table

18.Comment: Under the heading, “Example,” the disclosure states, “As required by relevant SEC regulations … assuming a 5% annual return.(1)” It appears a corresponding narrative to the footnote “(1)” is missing. Please include one or remove the footnote.

Response: The Registrant has made the requested change.

19.Comment: Please consider including a footnote to the table reflecting the fee waiver and reimbursement arrangement between the adviser and the Fund under the Expense Limitation Agreement, also discussed on page 47 of the prospectus.

Response: The Registrant has made the requested change.

20.Comment: In the Example, please prominently disclose that the Example should not be considered a representation of future expenses and that actual expenses may be greater or lesser than those shown. See Instruction 11.d to Item 3.1 of Form N-2.

Response: The Registrant has made the requested change.

Use of Proceeds

21.Comment: The disclosure states that the Fund expects it will be able to invest all or substantially all of the net proceeds of the offering in accordance with its investment objective and policies “within approximately [•] months after receipt of the proceeds...” If the Fund expects this investment period to exceed three months, please disclose the reasons for this expected delay. See Guide 1 of the Guidelines for Form N-2.

Response: Registrant confirms that such period is not expected to exceed three months.

FINANCIAL HIGHLIGHTS

22.Comment: Please provide the financial highlight information required by Item 4 of Form N-2.

Response: The instructions to Item 4 provide that the information required by this item should only be presented for periods subsequent to the effective date of Registrant’s first registration statement under the Securities Act of 1933. Accordingly, Registrant does not believe this item applies.

U.S. Securities and Exchange Commission
November 14, 2024

THE FUND’S INVESTMENT OBJECTIVE AND STRATEGIES, pages 23-26

Principal Investment Strategies

23.Comment: The first paragraph in this section states that the Fund may invest in derivatives and other instruments counted towards the 80% investment requirement. Please advise in correspondence whether the Fund’s expected use of derivatives will result in it being a “general derivatives user” subject to the VaR testing and other requirements of Rule 18f-4 under the Investment Company Act of 1940 (“1940 Act”), or if the Fund expects to be a “limited derivatives user” under the Rule. If the Fund will be a general derivatives user under the Rule, please also add to the disclosure in the Registration Statement appropriate risk factors relative to the Fund’s use of derivatives and potential impacts to the Fund of compliance, or lack thereof, with the requirements of Rule 18f-4.

Response: Registrant presently expects to be a limited derivatives user for purposes of Rule 18f-4.

24.Comment: The last sentence of the fourth paragraph states, “Because the Fund may invest in lower-rated and below-investment-grade securities without limit, the Fund’s investments should be considered speculative.” Please also include this language on the Cover Page in bold-faced type. See Item 1.1.j of Form N-2.

Response: The Registrant has made the requested change.

MANAGEMENT OF THE FUND, pages 46-48

Trustees and Officers

25.Comment: The Fund identifies a single trustee that is an interested person, Nicholas Ablahani, who appears to work for U.S. Bank Global Fund Services (“U.S. Bank”) and U.S. Bank serves as the Fund’s primary custodian, transfer agent and administrator. However, the Fund’s disclosures state that “[all of the members of the Board are Independent Trustees, Trustees who are not affiliated with the Adviser or its affiliates, or any other investment adviser or other service provider to the Fund or any underlying fund.” Please reconcile.

Response: Mr. Ablahani served as sole trustee solely for purposes of the formation of the Fund and resigned from the Board upon the appointment of the full board of trustees.

Investment Management Agreement

26.Comment: The last paragraph on page 46 discloses that the Board’s approval of the Fund’s Investment Management Agreement will be available in the Fund’s first report. Please clarify that the Board’s approval will be included in the annual/semi-annual report, and as applicable, please provide the time period covered by the report. See Item 9.1.b.(4) of Form N-2.

Response: The Registrant has made the requested changes.

Portfolio Managers

27.Comment: The disclosure on page 47 states, “The following individuals share primary responsibility for managing the Fund and have served as portfolio managers since the inception of the Fund.” Please specify the date of the “inception of the Fund” in the disclosure.

U.S. Securities and Exchange Commission
November 14, 2024

Response: The Fund is newly formed and its inception date cannot be determined until the date of effectiveness of the Registration Statement is known.

28.Comment: With respect to the portfolio managers’ business experience, please provide dates for the business experience disclosed to clarify that the disclosure covers at least the past 5 years. See Item 9.1.c of Form N-2.

Response: The Registrant has made the requested changes.

PLAN OF DISTRIBUTION, page 48

29.Comment: The third sentence of the third paragraph states, “The Common Shares will be offered at NAV per share (plus any applicable sales load) calculated each regular business day.” Please delete “plus an applicable sales load,” since the Fund does not appear to charge a sales load.

Response: Registrant has made the requested change.

30.Comment: The fourth paragraph states, “The Fund and the Distributor have the sole right to accept orders to purchase Common Shares and reserve the right to reject any order in whole or in part.” Please disclose the circumstances in which orders may be rejected.

Response: The Registrant has made the requested change.

31.Comment: Please disclose, as applicable, the basis for any differences in the price at which securities are offered to the public, as individuals and/or as groups, and to officers, directors and employees of the Registrant, its adviser or underwriter. See Item 5.2 of the Form N-2.

Response: Securities of the Registrant as offered and sold at net asset value to all purchasers. Accordingly, this item does not apply.

PERIODIC REPURCHASE OFFERS, page 52

32.Comment: Where appropriate in this section, please disclose: (a) how the repurchases will be funded; (b) the effect of repurchase offers and related liquidity requirements on portfolio management and on the ability of the Registrant to achieve its investment objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the Fund’s shares, and that this may decrease the Fund’s investment opportunities; and (c) the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guide 2 of the Guidelines for Form N-2.

Response: The Registrant has made the requested changes.

DISTRIBUTIONS, page 55

33.Comment: The first sentence of the first paragraph states, “The Fund currently intends to declare income dividends monthly and distribute them to Common Shareholders monthly, which may be rates that reflect past and projected net income of the Fund monthly at rates that reflect the past and projected net income of the Fund.” (Italics added.) Please revise the sentence for clarity as it appears the italicized phrases are duplicates.

Response: The Registrant has made the requested change.

U.S. Securities and Exchange Commission
November 14, 2024

DIVIDEND REINVESTMENT PLAN, page 57

34.Comment: Please clarify/enhance the disclosure to describe material aspects, including: (a) the method of determining the number of shares that will be distributed instead of a cash dividend; (b) that an investor holding shares that participate in the dividend reinvestment plan (“DRIP”) in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP; (c) if a cash purchase plan option is available, any minimum or maximum investment required; and (d) disclosure regarding what happens with partial shares for the DRIP. See Item 10.1.e of Form N-2.

Response: The Registrant has made the requested changes.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES, pages 57-58

35.Comment: Within this section, please include a statement that, if the Fund’s investments do not generate sufficient income, the Fund may be required to liquidate a portion of its portfolio to fund these distributions, and therefore these payments may represent a reduction of the shareholders’ principal investment, and briefly, the tax consequences of such payments. See Instruction 2 to Item 10.1.a of Form N-2.

Response: Registrant has revised the disclosure to clarify that it does not intend to adopt a managed distribution policy.

Preferred Shares

36.Comment: The disclosure states that, “The Declaration authorizes the issuance of an unlimited number of preferred shares. Preferred shares may be issued in one or more classes or series, with such par value and rights as determined by the Board, by action of the Board without approval of the Common Shareholders.” Please add a brief description regarding the limitations on the issuance of senior securities by closed-end funds, including the issuance of preferred shares.

Response: The Registrant has made the requested change.

37.Comment: Under the heading, “Preferred Shares,” please disclose: (a) the limitations/restrictions on the Fund if dividend payments are past due; and (2) any restrictions on paying dividends. See Item 10.1.b of Form N-2.

Response: The Registrant has made the requested changes.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION AND BYLAWS, page 58

38.Comment: In this section, please: (a) describe the positive and negative effects of these provisions; and (b) whether the voting requirements to change the nature of the company’s business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law. See Guides 3 and 4 of the Guidelines for Form N-2.

Response: Registrant has made the requested changes.

U.S. Securities and Exchange Commission
November 14, 2024

39.Comment: The staff notes that Delaware’s Control Share Acquisition Statute does not apply to non-listed closed-end funds such as the Fund, and that the Fund’s description of its Declaration of Trust (which has to date not been filed as an exhibit) suggests it might include provisions altering shareholder voting rights in certain circumstances. If applicable, please add to the prospectus disclosure regarding anti-takeover provisions that recent federal and state court precedent has found provisions similar to those included in the Fund’s Declaration of Trust to be inconsistent with the 1940 Act, and that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund’s specific circumstances.
Response: Registrant notes that the requested disclosure is not applicable because the referenced statute does not apply to an unlisted closed-end fund.

40.Comment: Please remove the following sentence and similar sentences throughout the Registration Statement: “The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the By-Laws, both of which are on file with the SEC.”

Response: Registrant believes it is appropriate to highlight that disclosure of lengthy documents are a summary. Registrant has deleted the phrase “qualified in its entirety” throughout.

TAX MATTERS, page 59

41.Comment: Within this section, where appropriate, please disclose: (a) that shareholders may be proportionately liable for taxes on income and gains of the Fund but shareholders not subject to tax on their income will not be required to pay tax on amounts distributed on them; and (b) the Fund will inform shareholders of the amount and nature of the income or gains. See Item 10.4 of Form N-2.

Response: The Registrant has made the requested changes.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

42.Comment: On page 14 of the SAI, under the heading, “Litigation Challenging the MSA,” in the fifth line of the first paragraph, there is “32” at the end of a sentence that does not appear to belong there. Please delete.

Response: The Registrant has made the requested change.

43.Comment: On page 30, please define “Prudential Regulators.”

Response: The Registrant has made the requested change.

INVESTMENT RESTRICTIONS, pages 40-44

44.Comment: If applicable, please also add as fundamental policies short sales, purchases on margin, and the writing of put and call options. See Item 17.2.b of Form N-2.

Response: The referenced policies are not applicable to Registrant in light of its focus on municipal securities.

45.Comment: Restriction (1) under “Fundamental Investment Restrictions” states that the Fund may not “purchase the securities of any issuer if, as a result, the Fund would fail to be a diversified

U.S. Securities and Exchange Commission
November 14, 2024

company within the meaning of the Investment Company Act, and the rules and regulations promulgated thereunder...” Please reconcile this policy with other statements in the registration statement that the fund is non-diversified.

Response: The Fund is non-diversified. Registrant has deleted the referenced language.

MANAGEMENT OF THE FUND, pages 44-49

46.Comment: We note that much of the information for this section (pertaining to trustees and officers) will be provided in a subsequent amendment to the Registration Statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2.

Response: The Registrant confirms that Pre-Effective Amendment No. 1 to the Registration Statement includes all information required by Item 18 of Form N-2.

DISTRIBUTION OF FUND SHARES, pages 50-57

47.Comment: On page 51, under the heading, “Account Managers’ and Associates’ Compensation,” there is a single sentence that references “Account Managers and Associates discussed in this section.” However, these terms are not mentioned in this section or anywhere else. Please delete or reconcile.

Response: The Registrant has deleted these references.

REPURCHASE OF COMMON SHARES, page 58

48.Comment: The third sentence of the fourth paragraph of this section states that the Board may consider “the conversion of the Fund to an open-end investment company (described below).” Please tell us whether there is a specific plan to convert the Fund to an open-end investment company, and if so:

(a) please disclose the details of such plan; (b) the factors the Board will consider in determining whether to propose a conversion; and (c) the requisite shareholder vote to effect a conversion.

Response: For the information of the staff, the Registrant confirms that there is currently no specific plan to convert the Registrant to an open-end investment company.

PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

49.Comment: Any financial statements, exhibits, and other required disclosure not included in the Registration Statement must be filed in a pre-effective amendment to the Registration Statement.

Response: The Registrant acknowledges the staff’s comment.

50.Comment: Please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the Registration Statement, if filed on EDGAR. (See Instruction 7 to Item 25.2 of Form N-2, Rule 411 under the Securities Act of 1933 (“1933 Act”) and Rule 0-4 under the 1940 Act.)

U.S. Securities and Exchange Commission
November 14, 2024

Response: The Registrant confirms that hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the Registration Statement are included to the extent such exhibit or other information is filed on EDGAR.

Item 30: Indemnification

51.Comment: If the underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the 1940 Act, please briefly describe such indemnification provision. See Item 5.4 of Form N-2.

Response: Registrant has added the requested disclosure.

52.Comment: Please include the statement required by Rule 484(b)(3) under the 1933 Act.

Response: Registrant has added the requested disclaimer.

Item 34: Undertakings

53.Comment: The Fund includes an undertaking to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Interval funds register an indeterminate amount of securities and pay registration fees in arrears on Form 24F-2 for the life of an offering. Under this approach, the Fund would only pay registration fees on the exact amount of net issuance of securities relating to an offering and therefore, it is unnecessary to additionally require an undertaking that relates to a surplus registration of securities during an offering. Therefore, please consider removing the undertaking.

Response: The Registrant has removed the referenced undertaking.

Signatures

54.Comment: We note that the registration statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

Response: Registrant acknowledges the Staff’s comment.

Very truly yours, /s/ Deborah Bielicke Eades Deborah Bielicke Eades Shareholder